Exhibit 99.64

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101-SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

November 15, 2021

TO:	British Columbia Securities Commission, as Principal Regulator

AND TO:	Alberta Securities Commission
Ontario Securities Commission

enCore Energy Corp. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

ENCORE ENERGY CORP.

By:	“William M. Sheriff”
	Name:	William M. Sheriff
	Title:	Executive Chairman